CLEANCORE SOLUTIONS, INC.

5920 South 118th Circle, Suite 2
Omaha, NE 68137

April 23, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.
Washington, DC. 20549

Attn:	Jeanne Bennett
Michael Fay
Juan Grana
Lauren Nguyen

Re:	CleanCore Solutions, Inc.
Registration Statement on Form S-1
File No. 333-274928

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), CleanCore Solutions, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) and declare such Registration Statement effective at 5:30 p.m., Eastern Standard Time, on Thursday, April 25, 2024, or as soon thereafter as practicable.

Under separate cover, you will receive today a letter from the representative of the underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100.

Very truly yours,

CleanCore Solutions, Inc.

By:	/s/ Douglas T. Moore
Douglas T. Moore
Chief Executive Officer

cc:  Louis A. Bevilacqua, Esq.